Mail Stop 4561
      March 2, 2006

Mr. Paul T. Anthony
Chief Financial Officer
Auxilio, Inc.
27401 Los Altos, Suite 100
Mission Viejo, CA 92691

	Re:	Auxilio, Inc.
		Form 10-KSB for Fiscal Year Ended December 31, 2004 Form 10-QSB for Quarterly Period Ended March 31, 2005 Form 10-QSB for Quarterly Period Ended June 30, 2005 File No. 0-27507

Dear Mr. Anthony:

      We have reviewed your response letter dated January 23, 2006 and have the following additional comment. This comment requires an amendment to the above referenced filings.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Item 8A Controls and Procedures, page 18

1. Your response to our previous comment one does not appear to address our request for a clear disclosure about your conclusion on the effectiveness of your disclosure controls and procedures.
Your
current language still implies that the controls are effective except for your controls surrounding the transactions and disclosure relating to the timely reconciliation of your income taxes. As previously requested, please revise this section to state in clear and unqualified language that your disclosure controls and procedures are effective or they are not effective. For example, if true, you can state that your disclosure controls and procedures are effective including consideration of the identified matters, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters. Or, if true, you can state that given the identified matters, your disclosure controls and procedures are not effective.

      Please respond to the comments included in this letter within ten business days. If you have any questions, you may contact
Thomas
Flinn, Staff Accountant, at (202) 551-3469 or the undersigned at
(202) 551-3414 if you have questions.
      			Sincerely,


      Jorge Bonilla
      Senior Staff Accountant



Mr. Paul T. Anthony
Auxilio, Inc.
March 2, 2006
Page 1